Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO (1) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”), AND (2) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Notice to the Market, dated August 7, 2014 (English translation).